LEAD INVESTOR



David C Mason Founder and CEO of StudioNow Inc

I believe in the product line and the team behind the company. I've known Rock for years now and he's recruited an Academy, Emmy and Edison Award-winning team of really great guys that I believe can take the company to a major success. DropKey's founder Rock Scharer's experience at all the major studios including Live Nation and his relationships in Hollywood are impeccable - and I believe an investment in DropKey is worth supporting and believing in. As founder and CEO of StudioNow we see a strong strategic relationship between the StudioNow network of creators and the DropKey Creator Network, so I'm super excited about the company's future and exponential growth. I can't wait to see their planned hyper-growth come to fruition. I've seen Rock's ability to dream, build support and execute - so I believe the future of DropKey is very bright.

Invested $4,000 this round & $4,000 previously

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